Exhibit 99.1

RepliCel Life Sciences to Present at 11th Annual Phacilitate Cell & Gene Therapy Forum in Washington, DC

VANCOUVER, Jan. 20, 2015 /CNW/ - RepliCel Life Sciences Inc. (TSX.V: RP) (OTCQB: REPCF), a clinical stage regenerative medicine company focused on the development of autologous cell therapies,  announced today that CEO, David Hall, and VP of Business and Corporate Development, Lee Buckler, will both be presenting at Phacilitate Cell & Gene Therapy Forum 2015. The forum will take place January 26-28th, at the Grand Hyatt in Washington, DC.  As part of the conference's opening plenary session, Lee Buckler will be co-presenting at 9:20AM (ET) on January 26, a summary of the past year's most notable events in cell and gene therapy as well as a global snapshot of recently approved cell and gene therapy products and late-stage clinical programs.  At 4:45PM (ET) on January 26, David Hall will address attendees of the Cell & Gene Therapy track reviewing Japan's national framework of support for the regenerative medicine industry and what that means for foreign cell therapy companies, like RepliCel, actively engaged in doing business with partners in Japan. At 3:10PM (ET) on January 27, Mr. Hall will give a similar presentation to the attendees of the Stem Cells as Discovery & Research Tools track.

"Every year this is arguably one of the most comprehensive conferences and partnering meetings of the cell therapy industry and its executives," stated RepliCel's VP Business and Corporate Development, Lee Buckler. "As a company, we are honored to be invited to participate and pleased to use it as an opportunity to further discussions with partners, collaborators, and investors."

Following this conference, senior management will be in New York for meetings with financial institutions, investors, and media.

About Phacilitate
The Phacilitate Cell & Gene Therapy Forum categorizes itself as the world's largest and preeminent event for the sector's senior decision-makers. Featuring three distinct conference streams including cell and gene therapy, immunotherapy and stem cells as discovery and research tools, the Forum is a leading event in driving product commercialization and boasts having the most senior audience of any cell & gene event, with 76% of attendee's director-level and above and over 150 bioleaders on the faculty.

About RepliCel
RepliCel is a regenerative medicine company focused on developing autologous cell therapies that address diseases caused by a deficit of healthy cells required for normal healing and function. The company's RCT-01, RCS-01, and RCH-01 cell therapies are designed to treat chronic tendinosis, damaged or aged skin, and pattern baldness. Shiseido has an exclusive license for RCH-01 in certain Asian countries including Japan, China and South Korea. All product candidates are based on RepliCel's innovative technology utilizing cell populations isolated from a patient's own healthy hair follicles. The company is also developing a propriety injection device optimized for the administration of its products and licensable for use with other dermatology applications.  The Company's product pipeline is comprised of multiple clinical trials anticipated to launch through Q1 2015 in addition to Shiseido's own clinical trial of RCH-01 and the device in late prototype development. Visit www.replicel.com for additional information.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE RepliCel Life Sciences Inc.

%CIK: 0001205059

For further information: MEDIA: Tammey George, Director of Communications, Telephone: 604-248-8696 / tg@replicel.com; INVESTOR RELATIONS: Lee Buckler, VP Business & Corporate Development, Telephone: 604-248-8693 / lee@replicel.com

CO: RepliCel Life Sciences Inc.

CNW 07:00e 20-JAN-15